# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ATN International, Inc., CIK 0000879585
CUSIP: 00215F107
Title of class of securities: Common Stock, par value $.01 per share
Address of issuer's principal executive offices: 500 Cummings Center, Beverly, Massachusetts (MA), 01915
Date of event which requires filing of this statement: 04/20/2026
Amends the filing with accession number 0000929638-24-001739
Filed by CIK 0000922147
Persons authorized to receive notices and communications: Cornelius B. Prior, Jr., 5521 Curacao Gade, St. Thomas, Virgin Islands British (D8), 00802, 978-619-1300

## Reporting persons
- PRIOR CORNELIUS B JR (CIK 0000922147): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 4,002,530; shared voting power 451,860; sole dispositive power 4,002,530; shared dispositive power 451,860; aggregate amount beneficially owned 4,454,390 (28.96% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $.01 per share
Name of issuer: ATN International, Inc.
Address of issuer's principal executive offices: 500 Cummings Center, Beverly, Massachusetts (MA), 01915
Comment: Cornelius B. Prior, Jr. transferred 200,000 shares (the "Transferred Shares") of Common Stock, $0.01 par value ("Common Stock"), of the ATN International, Inc. (the "Company" or the "Issuer") to VI E-Cell Tropical Telecom Ltd. ("VI E-Cell"), a U.S. Virgin Islands limited company that is 80% owned by Mr. Prior and of which Mr. Prior serves as the chairman. VI E-Cell subsequently sold an aggregate of 82,064 of the Transferred Shares between May 7, 2026 and June 12, 2026 and transferred 30,000 of the Transferred Shares back to Mr. Prior on May 27, 2026. This Amendment No. 1 to Schedule 13D ("Amendment No. 1") is being filed to reflect the aforementioned transfers and sales and amends and supplements the initial statement on Schedule 13D filed by Mr. Prior with the Securities and Exchange Commission on May 7, 2024 (the "Original Schedule 13D"). Except as set forth below, all items of the Original Schedule 13D remain unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and restated as follows:
Except as otherwise set forth herein, all of the shares of Common Stock beneficially owned by Mr. Prior ("Directly Owned Shares") were acquired (i) in connection with the founding of the Company, (ii) in connection with investing additional capital in the Company prior to its initial public offering, or (iii) open market purchases. The source of the funds for the Directly Owned Shares was from personal funds. No part of the purchase price was borrowed for the purpose of acquiring such securities.

All of the shares of Common Stock held by Tropical Aircraft Co., VI E-Cell Tropical Telecom Ltd., and the Prior Family Foundation were acquired as a result of a gift or contribution from Mr. Prior. All of the shares of Common Stock held by Mrs. Prior were acquired through open market purchases.

The information in Item 5(c) is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction: Except as described in this Amendment No. 1 to Schedule 13D, Mr. Prior does not have any present plans or proposals that relate to or would result in any of the actions described in Item 4 of this Schedule 13D, although, Mr. Prior, at any time and from time to time, may review, reconsider and change his position and/or change his purpose and/or develop such plans and may seek to influence management of the Issuer or the board of directors of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons. Any such action may be made by Mr. Prior alone or in conjunction with other stockholders, potential acquirers, financing sources and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Mr. Prior is the beneficial owner of 4,454,390 shares of Common Stock, consisting of: (i) 3,994,303 shares of Common Stock held directly by Mr. Prior; (ii) 8,227 shares of Common Stock held by Tropical Aircraft Co., of which Mr. Prior is the sole shareholder and President; (iii) 500 shares of Common Stock held by Gertrude J. Prior, Mr. Prior's wife; (iv) 363,424 shares of Common Stock held by the Prior Family Foundation, a charitable trust for which Mr. Prior serves as co-trustee; and (v) 87,936 shares of Common Stock held by VI E-Cell Tropical Telecom Ltd., a U.S. Virgin Islands limited company that is 80% owned by Mr. Prior and of which Mr. Prior serves as chairman. Mr. Prior disclaims beneficial ownership of the shares of Common Stock held by VI E-Cell except to the extent of his pecuniary interest therein.

The percentage calculation herein is based upon the statement in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2026, that there were 15,380,853 shares of Common Stock of the Issuer outstanding as of May 11, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Prior has sole power to vote or to direct the vote and to dispose or to direct the disposition with respect to 4,002,530 shares of Common Stock. Mr. Prior has shared power to vote or to direct the vote and to dispose or to direct the disposition with respect to 451,860 shares of Common Stock.
Transactions in the class effected during the past sixty days:
Except as otherwise set forth herein, there have been no transactions in securities of the Issuer by Mr. Prior during the past 60 days.

On April 17, 2026, Mr. Prior transferred 1,700 shares of Common Stock to a non-profit entity for no consideration.

On April 20, 2026, Mr. Prior transferred 200,000 shares of Common Stock to VI E-Cell for no consideration.

On May 7, 2026, VI E-Cell sold 3,500 shares of Common Stock at a weighted average price of $25.54 per share in open market sales. The shares of Common Stock were sold at prices ranging from $25.00 to $25.75, inclusive.

On May 7, 2026, VI E-Cell sold 2,500 shares of Common Stock at a price of $26.00 per share in open market sales.

On May 8, 2026, VI E-Cell sold 1,000 shares of Common Stock at a price of $26.25 per share in open market sales.

On May 11, 2026, VI E-Cell sold 5,000 shares of Common Stock at a price of $27.25 per share in open market sales.

On May 14, 2026, VI E-Cell sold 2,000 shares of Common Stock at a price of $27.25 per share in open market sales.

On May 20, 2026, VI E-Cell sold 3,500 shares of Common Stock at a price of $27.02 per share in open market sales.

On May 21, 2026, VI E-Cell sold 2,000 shares of Common Stock at a price of $27.25 per share in open market sales.

On May 26, 2026, VI E-Cell sold 2,854 shares of Common Stock at a weighted average price of $27.96 per share in open market sales. The shares of Common Stock were sold at prices ranging from $27.87 to $28.00, inclusive.

On May 27, 2026, VI E-Cell sold 17,500 shares of Common Stock at a weighted average price of $28.17 per share in open market sales. The shares of Common Stock were sold at prices ranging from $28.00 to $28.65, inclusive.

On May 27, 2026, VI E-Cell transferred 30,000 shares of Common Stock to Mr. Prior for no consideration.

On May 28, 2026, VI E-Cell sold 2,500 shares of Common Stock at a price of $28.25 per share in open market sales.

On June 1, 2026, VI E-Cell sold 12,610 shares of Common Stock at a weighted average price of $28.29 per share in open market sales. The shares of Common Stock were sold at prices ranging from $28.25 to $28.35, inclusive.

On June 2, 2026, VI E-Cell sold 6,000 shares of Common Stock at a weighted average price of $28.30 per share in open market sales. The shares of Common Stock were sold at prices ranging from $28.30 to $28.31, inclusive.

Mr. Prior undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares of Common Stock sold at each separate price within the ranges set forth above in this Item 5(c).

On June 3, 2026, Mr. Prior transferred 10,000 shares of Common Stock to a non-profit entity for no consideration.

On June 11, 2026, VI E-Cell sold 2,000 shares of Common Stock at a price of $27.30 per share in open market sales.

On June 12, 2026, VI E-Cell sold 19,100 shares of Common Stock at a weighted average price of $27.96 per share in open market sales. The shares of Common Stock were sold at prices ranging from $27.56 to $28.40, inclusive.

## Signatures
- PRIOR CORNELIUS B JR: /s/ Cornelius B. Prior, Jr, PRIOR CORNELIUS B JR (06/15/2026)